MARK N. SCHNEIDER
A PROFESSIONAL CORPORATION
	4764 SOUTH 900 EAST, SUITE 3-C	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 685-0949

December 6, 2007

Blaise A. Rhodes

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

En2Go International, Inc.

Item 4.01 Form 8-K / Filed November 16, 2007

SEC File No. 000-50480

Dear Mr. Rhodes:

I am acting as legal counsel to En2Go International, Inc. (the “Company”) in connection with this matter.  In response to the Staff’s comments as set forth in your November 16, 2007 letter to the Company, the Company is filing an 8-K/A concurrently with the transmittal of this letter.  The 8-K/A extensively revises Item 4.01 and, as a result, it is not helpful to provide a marked copy showing the changes from the previous version of the report.

For your convenience in reviewing the 8-K/A, the comments from your letter are quoted below and are followed in each case by the Company's response thereto.

1.

Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that the company “determined that a new audit firm would be in the best interest of the Company” as that wording is unclear to a reader.

Response:  Comment noted and changes made.  Please see subparagraphs (a)(i) and (a)(iii) of Item 4.01 of the 8-K/A.  Since the Company’s reports are governed by Regulation S-B, references in the 8-K/A are to Regulation S-B rather than to Regulation S-K.

2.

In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Response:  Comment noted and changes made.  Please see subparagraph (a)(ii) of Item 4.01 of the 8-K/A.

Blaise A. Rhodes

United States Securities and Exchange Commission

December 6, 2007

3.

The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:  Comment noted and changes made.  Please see subparagraph (a)(iv) of Item 4.01 of the 8-K/A.

4.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Response:  A letter from Vellmer & Chang, the former accountant, is included as Exhibit 16.1 to the 8-K/A.

5.

We note that you have engaged a new accountant. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response:  Comment noted and changes made.  Please see subparagraph (b)(ii) of Item 4.01 of the 8-K/A.

This will confirm that in responding to your comments, the Company understands that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mnschneider@mnslaw.net.

Very truly yours,

/s/ Mark N. Schneider

Mark N. Schneider

:MNS

cc:

Paul Fishkin, En2Go International, Inc.